SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-31207
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bank Mutual Corporation 401(k) Plan
4949 W. Brown Deer Road
P.O. Box 245034
Milwaukee, WI 53224-9534
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bank Mutual Corporation
4949 W. Brown Deer Road
P.O. Box 245034
Milwaukee, WI 53224-9534

     The Financial Statements and consent required by Form 11-K follow this signature page and are incorporated herein by reference. The list of financial statements filed is included therein.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION
401(K) PLAN

Date: June 27, 2007

	/s/	MICHAEL T. CROWLEY, JR.

Michael T. Crowley, Jr., Trustee

	/s/	EUGENE H. MAURER

Eugene H. Maurer, Trustee

	/s/	RICK B. COLBERG

Rick B. Colberg, Trustee

Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin

Financial Statements and
Supplemental Schedule
Years Ended December 31, 2006 and 2005

Bank Mutual Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Board of Trustees
Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP

Wipfli LLP
June 22, 2007
Appleton, Wisconsin

Bank Mutual Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets

Investments, at fair value	$29,199,098	$26,355,756

Net assets available for benefits at fair value	29,199,098	26,355,756

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	26,621	21,860

Net assets available for benefits	$29,225,719	$26,377,616

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,043,723	$0
Interest and dividends	446,318	329,163

Total investment income	3,490,041	329,163

Contributions:
Participant	1,210,087	1,289,193
Employer	141,687	147,792
Rollover	48,694	2,420

Total contributions	1,400,468	1,439,405

Total additions	4,890,509	1,768,568

Deductions from net assets attributed to:
Net depreciation in fair value of investments	0	456,527
Benefits paid to participants	1,968,832	1,786,422
Corrective distributions	51,039	0
Investment advisory fees	22,535	18,119

Total deductions	2,042,406	2,261,068

Net additions (deductions)	2,848,103	(492,500)
Net assets available for benefits at beginning	26,377,616	26,870,116

Net assets available for benefits at end	$29,225,719	$26,377,616

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 1
Plan Description
The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for one year, completed 1,000 hours of service, and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Corporation.
Employee Contributions
Participants may elect to contribute up to the maximum contribution allowable under Internal Revenue Service (IRS) Code. Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant. Contributions in excess of IRS limits have been refunded to participants and are shown as corrective distributions on the statements of changes in net assets available for benefits. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. These rollover contributions are not matched.
Employer Contributions
The Corporation makes matching contributions equal to 20% of the employee’s contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Corporation, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Corporation. No discretionary contributions were made in 2006 or 2005.
Participants’ Accounts
All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of common stocks and bonds. The Plan also allows participants to invest in common stock of the Corporation and bank certificates of deposit.
Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary contributions, and plan earnings (based on participant’s investment election and account balance).
Vesting
All employee and employer contributions are 100% vested immediately.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with rates ranging from 5.00% to 9.25%. Principal and interest are paid through level amortization with payments to be made not less frequently than quarterly through payroll deduction.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 1
Plan Description (Continued)
Expenses of the Plan
Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation. Investment advisory fees and minimal professional fees are paid by the Plan.
Payment of Benefits
Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, financial hardship withdrawal, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution.
Plan Termination
The Corporation has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Note 2
Summary of Significant Accounting Policies
Method of Accounting
The accounting records of Bank Mutual Corporation 401(k) Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.
Beginning January 1, 2006, the Plan adopted the requirements as described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). These requirements are effective for financial statements issued for periods ending after December 15, 2006. The provisions of the FSP have been retroactively applied to the statement of net assets available for benefits presented as of December 31, 2005, as required. The FSP requires investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 2
Summary of Significant Accounting Policies (Continued)
Investment Valuation
Investments are stated at fair value. Investments in certificates of deposit are stated at cost, which approximates fair value. Mutual funds are carried at current value, which represents the quoted market values of the underlying investments. The fair value of Bank Mutual Corporation common stock is its quoted market price. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Security transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).
Both realized and unrealized appreciation or depreciation are reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Note 3
Investments
The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	2006		2005
	Asset Fair	Percent of Net	Asset Fair	Percent of Net
	Value	Assets	Value	Assets

Wells Fargo Stable
Return Fund*	$1,851,632	6.3	$1,561,451	5.9
American Europacific Growth Fund	1,659,006	5.7	0	0.0
Baron Asset Fund	1,689,281	5.8	0	0.0
Davis New York Venture Fund	2,139,586	7.3	0	0.0
MFS Value Fund	1,664,106	5.7	1,072,901	4.1
AIM Mid Cap Core Equity Fund	0	0.0	1,855,414	7.0
Dreyfus Appreciation Fund	0	0.0	1,926,984	7.3
Wells Fargo Advantage Small Cap Value Fund*	2,963,380	10.1	3,428,382	13.0
T. Rowe Price Growth Stock Fund	2,528,973	8.7	1,753,067	6.6
Bank Mutual Certificate of Deposit *	1,524,579	5.2	1,038,771	3.9
Bank Mutual Corporation Common Stock*	9,377,572	32.1	8,823,461	33.5

*	Represents party-in-interest

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 3
Investments (Continued)
During 2006 and 2005, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:

	2006	2005

Mutual funds	$1,846,404	$970,415
Bank Mutual Corporation common stock*	1,197,319	(1,426,942)

Net appreciation (depreciation)	$3,043,723	$(456,527)

*	Represents party-in-interest

Note 4
Investment Contract With Insurance Company
The Plan has entered into a benefit-responsive investment contract with Wells Fargo. Wells Fargo maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Wells Fargo, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:
•	Amendments to the plan documents (including complete or partial plan termination or merger with another plan).
•	Changes to the plan’s prohibition on competing investment options or delegation of equity wash provisions.
•	Bankruptcy of the plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plan.
•	The failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974.
The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 4
Investment Contract With Insurance Company (Continued)
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.
Average yields:

	2006	2005

Based on actual earnings	5.24%	5.20%
Based on interest rate credited to participants	4.96%	4.65%

Note 5
Transactions With Parties-in-Interest
The Plan had the following transactions with Bank Mutual Corporation:

	2006	2005

Purchases of stock:
Number of shares	41,623	29,100
Value of shares on transaction dates	$508,475	$314,663

Sales of stock:
Number of shares	55,111	131,100
Value of shares on transaction dates	$650,826	$1,446,997

Benefit payments in-kind:
Number of shares	44,548	6,681
Value of shares on transaction dates	$500,857	$70,243

At December 31, 2006 and 2005, the Plan held 774,366 shares and 832,402 shares, respectively, of Bank Mutual Corporation common stock.
Certain plan investments are shares of mutual funds managed by Wells Fargo Investments. Wells Fargo Retirement Plan Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $22,535 and $18,119 for the years ended December 31, 2006 and 2005, respectively.

Note 6

Tax-Exempt Status of the Plan
On August 30, 2001, the Internal Revenue Service declared the prototype used by the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 7
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8
Reclassifications
Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 classifications.

Supplemental Schedule

Bank Mutual Corporation 401(k) Plan
Plan’s EIN #39-0491685 Plan #002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,		Current
or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

Bank Mutual Corporation*	5.07%, due March 7, 2007 - Certificate of Deposit	N/R	$1,524,579

Wells Fargo*	88,241.000 shares — Cash Investment Fund	N/R	88,241
	97,676.410 shares — Short-term Investment Fund	N/R	97,676
	46,006.305 shares — Stable Return Fund	N/R	1,878,253
	38,710.783 shares — Pimco Total Return Fund	N/R	403,429
	36,081.039 shares — American Europacific Growth Fund	N/R	1,659,006
	28,248.852 shares — Baron Asset Fund	N/R	1,689,281
	55,544.809 shares — Davis New York Venture Fund	N/R	2,139,586
	30,300.720 shares — Goldman Sachs Mid Cap Value Fund	N/R	1,170,517
	62,163.078 shares — MFS Value Fund	N/R	1,664,106
	41,537.933 shares — STI Classic Small Cap Growth Stock Fund	N/R	835,743
	80,566.206 shares — T. Rowe Price Growth Stock Fund N/R		2,528,973
	95,193.716 shares — Wells Fargo Advantage Small Cap Value Fund*	N/R	2,963,380
	10,285.471 shares — Outlook 2010 Fund N/R		129,906
	11,705.414 shares — Outlook 2020 Fund N/R		166,100
	45,250.930 shares — Outlook 2030 Fund N/R		682,384
	5,737.676 shares — Outlook 2040 Fund N/R		99,836

Total Wells Fargo			18,196,417

Bank Mutual Corporation*	774,366.000 shares — Common Stock	N/R	9,377,572

Participant Loans	5.00% to 9.25% notes maturing over the next five years	0	127,151

	Total assets (held at end of year)		$29,225,719

*	Party-in-interest

N/R — Cost information is not required for participant-directed investments.
See Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 no. 333-49592) pertaining to the Bank Mutual Corporation 401(k) Plan of our report dated June 22, 2007, with respect to the financial statements and schedules of the Bank Mutual Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.
/s/ Wipfli LLP

Wipfli LLP
June 25, 2007
Appleton, Wisconsin
See Report of Independent Registered Public Accounting Firm.